CLEVELAND-CLIFFS INC

GEORGE W. HAWK General Counsel and Secretary	Direct: (216) 694-5446 Fax: (216) 694-6741 gwhawk@clevland-cliffs.com
January 10, 2006
Via Facsimile (202-772-9368) and Courier

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010
Attention:	April Sifford Accounting Branch Chief Division of Corporation Finance

Re:	Cleveland-Cliffs Inc Form 10-K for the fiscal year ended December 31, 2004 Filed February 22, 2005 File No. 1-08944
Dear Ms. Sifford:
     Reference is made to your letter, dated January 3, 2006, that sets forth the staff’s follow-up comment related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) of Cleveland-Cliffs Inc. Set forth below is the staff’s comment and our response. Capitalized terms used but not defined herein are used as defined in the Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2004
Financial Statements
Statement of Consolidated Cash Flows, page 59
1.	Comment: We have considered your response to our prior comment number two. Please disclose the following with regard to your trading securities in future filings:
•	The portion of trading gains and losses for the period that related to trading securities still held at the reporting date, as required by Statement of Financial Accounting Standards (SFAS) Number 115, paragraph 21(e).

•	Quantitative and qualitative disclosures about market risk with regard to instruments entered into for trading purposes, as required by Regulation S-K, Item 305(a).

•	The disclosures for marketable securities required by Regulation S-X, Rule 5-02(2).

•	It appears that cash inflows and outflows from your trading securities should be reported on a gross basis in your Statement of Cash Flows. Refer to SFAS 102, paragraph 29.

•	Additional discussion with regard to your trading securities to enable investors and other users to assess your financial condition and future cash flows from operations, as required by Regulation S-K Item 303(a) and Financial Reporting Codification Section 501.01 and 501.13.b.1. In particular, address your trading objectives and describe in greater detail the types of securities you are trading.
Response: We supplementally advise the staff that we will expand our disclosures related to trading securities to comply with the requirements outlined in your comment.
In the case of trading securities outstanding at December 31, 2004, the securities were auction rate securities (“ARS”). We will disclose in future filings the portion of trading gains and losses for the period that related to trading securities still held at the reporting date as required by Regulation S-X, Rule 5.02 (2) and SFAS Number 115, paragraph 21(e). Generally, ARS investments are recorded at cost, which approximates fair value, with interest income accrued through the reporting date.
We will include the appropriate quantitative and qualitative disclosures about market risk with regard to the instruments entered into for trading purposes as required by Regulation S-K, Item 305(a). In the case of ARS investments, we will disclose the nature of the ARS, including their long-term maturity dates, short-term interest rate reset process (Dutch auctions) and the risk of a failed auction, which could result in the inability to liquidate our position in the securities.
We believe there is no significant interest rate, foreign exchange or commodity price risk related to these ARS as required to be disclosed by Regulation S-K, Item 305(a). We acknowledge there is a slight risk of a failed auction. We will disclose the nature of the liquidity risk in our Management’s Discussion and Analysis (“MD&A”) section of future filings.
In future filings, we will also report cash inflows and outflows from sales or purchases of trading securities on a gross basis in our Consolidated Statement of Cash Flows as indicated in SFAS 102, paragraph 29.
We will also provide disclosures regarding trading securities in MD&A in future filings. In the particular case of the ARS investments, we will disclose that our objective for investing short-term cash in ARS is to provide higher returns than traditional money market investments with minimal risk of loss of capital.

     Please contact the undersigned at (216) 694-5446 if you have any further questions regarding this filing. Thank you for your attention to this matter.

Sincerely,
/s/ George W. Hawk
George W. Hawk
General Counsel and Secretary

cc:	Gary Newberry, U.S. Securities and Exchange Commission Sandra Eisen, U.S. Securities and Exchange Commission Donald J. Gallagher, Cleveland-Cliffs Inc David P. Porter, Jones Day